   As filed with the Securities and Exchange Commission on September  , 2001
                                                      Registration No. 333-67582
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                AMENDMENT NO. 1
                                       to
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                                STERICYCLE, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                         36-3640402
  (State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                       Identification Number)

              28161 NORTH KEITH DRIVE, LAKE FOREST, ILLINOIS 60045
                                 (847) 367-5910
               (Address, including zip code, and telephone number,
        including area code of Registrant's principal executive offices)

                             ----------------------

                                 MARK C. MILLER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                STERICYCLE, INC.
              28161 NORTH KEITH DRIVE, LAKE FOREST, ILLINOIS 60045
                                 (847) 367-5910
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

      The Commission is requested to send copies of all communications to:

                                 Craig P. Colmar
                               Johnson and Colmar
           300 South Wacker Drive, Suite 1000, Chicago, Illinois 60606
                                 (312) 922-1980

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time, as determined by by the selling shareholders, after this Registration Statement becomes effective.

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

                             ----------------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

                                   PROSPECTUS



                                STERICYCLE, INC.

                         137,443 SHARES OF COMMON STOCK
                            PAR VALUE $.01 PER SHARE

                                ----------------


         This Prospectus is part of a registration statement covering the sale of up to 137,443 shares of our common stock. These shares may be sold from time to time on the Nasdaq National Market system by the selling shareholders (the "Selling Shareholders"). We will not receive any of the proceeds of sale. The Selling Shareholders acquired all of their shares when we purchased the stock of American Medical Disposal, Inc. in July 2001.

         Our common stock is quoted on the Nasdaq National Market system under the symbol "SRCL." On September 10, 2001, the average of the high and low sales prices of our common stock was $45.04 per share.

         Unless the context indicates otherwise, all references to "we," "our," "us," the "Company" or "Stericycle" refer to Stericycle, Inc. and its subsidiaries. Our principal executive offices are located at 28161 North Keith Drive, Lake Forest, Illinois 60045. Our telephone number is (847) 367-5910.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK.

                                ----------------



               The date of this Prospectus is September  , 2001.

                                TABLE OF CONTENTS


         WHERE YOU CAN FIND MORE INFORMATION............................ 3
         RISK FACTORS................................................... 4
         USE OF PROCEEDS................................................ 5
         SELLING SHAREHOLDERS........................................... 6
         PLAN OF DISTRIBUTION........................................... 7
         LEGAL MATTERS.................................................. 7

         You should rely only on the information contained in or incorporated by reference into this Prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different or additional information.

         The Selling Shareholders will not make an offer of their shares in any jurisdiction where an offer is not permitted.

         You should not assume that the information in this Prospectus or in any prospectus supplement is accurate as of any date other than the date shown on the front of the document.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. You may obtain information about the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330.

         The SEC maintains an Internet website that provides access to the documents we file with the SEC. The SEC's website is http://www.sec.gov. A link to the SEC's website appears on our own website, http://www.stericycle.com.

         The SEC allows us to "incorporate by reference" into this Prospectus the documents that we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this Prospectus, and documents that we file with the SEC in the future will automatically update and supersede prior information, including information contained in or incorporated by reference into this Prospectus.

         We incorporate by reference the following documents, as well as all other documents that we may file with the SEC in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Selling Shareholders have sold all of their shares:

         - our Annual Report on Form 10-K for the fiscal year ended December 31, 2000,

         - our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001,

         - our Current Report (Amended) on Form 8-K/A, filed on December 29, 1999, and

         - the description of our common stock in the Registration Statement on Form 8-A that we filed on August 21, 1996, together with any amendment or report that we may file for the purpose of updating this description

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

               Stericycle, Inc.
               21861 North Keith Drive
               Lake Forest, Illinois 60045
               Attention:  Investor Relations
               Telephone:  (847) 607-2074

                                  RISK FACTORS

         Investing in shares of our common stock involves a number of risks. You should carefully consider the following factors in addition to the other information in this Prospectus.

We have substantial indebtedness

         We have a substantial amount of indebtedness. As of June 30, 2001, our total long-term indebtedness was $334,966,000. This indebtedness could:

         - make us more vulnerable to unfavorable economic conditions

         - make it more difficult to pursue the acquisition of other medical waste management businesses

         - require us to dedicate or reserve a large portion of our cash flow from operations to making payments on our indebtedness, which would prevent us from using it for other purposes

Restrictions in our debt instruments may limit our ability to operate our business

         Our debt instruments contain covenants that restrict our ability to make distributions or other payments unless we satisfy certain financial tests and comply with various financial ratios. If we do not do so, our creditors could declare a default under our debt instruments, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our debt instruments may be affected by changes in economic or business conditions beyond our control.

         Our debt instruments also contain covenants that limit our ability to incur additional indebtedness, acquire other businesses and make capital expenditures, and impose various other restrictions. These covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

We require a significant amount of cash to service our indebtedness

         Our ability to make payments on our indebtedness, as well as to fund our operations and future growth, depends upon our ability to generate cash. Our success in doing so depends upon the results of our operations and upon general economic, financial, competitive, regulatory and other factors beyond our control.


We face the risk of environmental liabilities which may not be covered by insurance

         The medical waste management industry involves risks of liability for environmental contamination. The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state laws impose strict liability on current or former owners and operators of facilities that release hazardous substances into the environment as well as on the businesses that generate those substances and the businesses that transport them to the facilities. Responsible parties may be liable for substantial investigation and clean-up costs even if they operated their businesses properly and complied with applicable federal and state laws and regulations.

         Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and clean-up even though we were not the party responsible for the release of the hazardous substances and even though other companies might also be liable.

         Our pollution liability insurance excludes liabilities under CERCLA. Thus, if we were to incur liability under CERCLA and if we could not identify other parties responsible under the law whom we can compel to contribute to our expenses, it could have a material adverse effect on our business and financial condition.

We are subject to extensive governmental regulation with which it is frequently difficult, expensive and time-consuming to comply

         The medical waste management industry is subject to extensive federal, state and local laws and regulations relating to the collection, transportation, packaging, labeling, handling, documentation, reporting, treatment and disposal of regulated medical waste. Our business requires us to obtain many permits, authorizations, approvals, certificates or other types of governmental permission from every jurisdiction where we operate.

         We believe that we currently comply in all material respects with all applicable permitting requirements. State and local regulations change often, however, and new regulations are frequently adopted. Changes in the applicable regulations could require us to obtain new permits or to change the way in which we operate. We might be unable to obtain the new permits that we require, and the cost of compliance with new or changed regulations could have a material adverse effect on our business and financial condition.

         The permits that we require, especially those to build and operate treatment and transfer facilities, are difficult and time-consuming to obtain. They may also contain conditions or restrictions that limit our ability to operate efficiently, and they may not be issued as quickly as we need (or at all). If we cannot obtain the permits that we need when we need them, or if they contain unfavorable conditions, it could have a material adverse effect on our business and financial condition.

                                 USE OF PROCEEDS

         All of the net proceeds from the sale of the common stock covered by this Prospectus will be received by the Selling Shareholders who sell their shares. We will not receive any proceeds from the sale of common stock by the Selling Shareholders.

                              SELLING SHAREHOLDERS

         All of the Selling Shareholders (with the exception of National Bank of Commerce, as escrow agent (the "escrow agent")) were the shareholders of American Medical Disposal, Inc., an Oklahoma corporation, from whom we acquired all of the issued and outstanding stock of AMDI in July 2001 for a combination of cash and the shares of common stock covered by this Prospectus.

         The following table provides the names of the Selling Shareholders and the number of shares of our common stock that each Selling Shareholder may offer for sale from time to time. The information in the table is as of the date of this Prospectus. None of the Selling Shareholders has held any position or office or has had a material relationship with us within the past three years, with the exception of William Kent Robertson, who had been president of AMDI and who became one of our district managers following our purchase of AMDI. With the exception of Don J. Timberlake, who owns 600 shares, none of the Selling Shareholders owns any shares of our common stock other than the shares listed in the following table.


                                                            SHARES AVAILABLE FOR SALE
                NAME OF SELLING SHAREHOLDER                   UNDER THIS PROSPECTUS
-------------------------------------------------------   ----------------------------
 Willard Eugene Furnish                                                4,948
 Estelle Hoffman Trust f/b/o C.A. Vose III                             2,474
 Estelle Hoffman Trust f/b/o Lisa Vose Combs                           2,474
 William Kent Robertson                                                5,154
 Don J. Timberlake                                                    45,460
 Donald J. Timberlake, Jr.                                             5,154
 L.C. Vose 1965 Trust C-1                                             16,184
 L.C. Vose 1965 Trust C-2                                             16,081
 Jill T. Willis                                                        5,154
 National Bank of Commerce, as escrow agent                           34,360
                                                                 -----------
                                                     Total           137,443


         The escrow agent holds its shares for the benefit of the other Selling Shareholders as shown in the following table. Each of the other Selling Shareholders may direct the escrow agent to sell the shares held for his, her or its account.


Willard Eugene Furnish                                                 1,649
Estelle Hoffman Trust f/b/o C.A. Vose III                                825
Estelle Hoffman Trust f/b/o Lisa Vose Combs                              825
William Kent Robertson                                                 1,718
Don J. Timberlake                                                     15,153
Donald J. Timberlake, Jr.                                              1,718
L.C. Vose 1965 Trust C-1                                               5,394
L.C. Vose 1965 Trust C-2                                               5,360
Jill T. Willis                                                         1,718
                                                                 -----------
                                                     Total            34,360

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock covered by this Prospectus for the Selling Shareholders in accordance with our agreement with them to register their shares. Under our agreement, we will pay the costs of registering the shares (except for the legal fees of the Selling Shareholders), and the Selling Shareholders will pay any sales commissions in connection with the sale of their shares.

         The Selling Shareholders may sell their shares at any time and from time to time in the open market, at market prices prevailing at the time of sale, in ordinary brokerage transactions through a broker that we have approved of. The Selling Shareholders may not otherwise sell or dispose of their shares of common stock.

         The Selling Shareholders have agreed to coordinate their sale of shares of our common stock so that the total number of shares sold by any one or more of them on any day does not exceed the average daily sales volume of shares of our common stock during the month prior to month of sale.

                                  LEGAL MATTERS

         The legality of the shares of common stock covered by this Prospectus is being passed upon for us by Johnson and Colmar, 300 South Wacker Drive, Suite 1000, Chicago, Illinois 60601. Partners of Johnson and Colmar beneficially own or have voting or investment power over 3,394 shares of our common stock.

                                     PART II

             INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table shows the costs and expenses of the Company in connection with the offering described by this Registration Statement:

              SEC registration fees.......................    $     1,650.35
              Legal fees and expenses.....................          6,500.00
              Accounting fees and expenses................          3,500.00
              Other expenses..............................          3,349.65
                                                              --------------
              Total expenses..............................    $    15,000.00

         All of these costs and expenses are estimated except for the SEC registration fees.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation in non-derivative suits for expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the corporation's best interests. In the case of criminal actions and proceedings, the person also must not have had reasonable cause to believe that his or her conduct was unlawful. Indemnification of expenses is also authorized in stockholder derivative actions if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the corporation's best interests and if he or she has not been found liable to the corporation. Even in this latter instance, the court may determine that, in view of all the circumstances, the person is entitled to indemnification for such expenses as the court deems proper. A person sued as a director, officer, employee or agent of a corporation who has been successful in defense of the action must be indemnified by the corporation against expenses.

         Article Fifth of our bylaws requires us to indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware law. Article Fifth also requires us to advance the litigation expenses of a director or officer upon receipt of his or her written undertaking to repay all amounts advanced if it is ultimately determined that he or she is not entitled to indemnification.

         Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director's fiduciary duty of care. The provision may not eliminate or limit the liability of a director for breaching his or her duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, declaring an illegal dividend or approving



                                    - II-1 -
an illegal stock repurchase, or obtaining an improper personal benefit.

         Article Ninth of our amended and restated certificate of incorporation eliminates the personal liability of our directors to the fullest extent permitted by Section 102(b)(7).

         By reason of directors' and officers' liability insurance that we maintain, our directors and officers are insured against actual liabilities, including liabilities under the federal securities laws, for acts or omissions related to the conduct of their duties.

ITEM 16.      EXHIBITS

     EXHIBIT
     NUMBER                                     DESCRIPTION                                     REFERENCE
     ------                                     -----------                                     ---------
       3.1        Amended and Restated Certificate of Incorporation of Registrant                  (1)
       3.2        First Certificate of Amendment to Amended and Restated
                  Certificate of Registrant                                                        (2)
       3.3        Certificate of Designation Relating to Series A Convertible
                  Preferred Stock, Par Value $.01 Per Share                                        (2)
       3.4        Amended and Restated Bylaws of the Registrant                                    (1)
       3.5        Amendment to Amended and Restated Bylaws of the Registrant                       (3)
       4.4        Specimen Common Stock Certificate                                                (1)
       5.1        Opinion of Johnson and Colmar                                                     **
      23.1        Consent of Ernst & Young LLP                                                      *
      23.2        Consent of Arthur Andersen LLP                                                    *
      23.3        Consent of Johnson and Colmar (filed as part of Exhibit 5.1)
      24.1        Power of attorney (included under the caption "Power of
                  Attorney" in part II of this Registration Statement)

    *    Filed with this Registration Statement
    **   Previously filed

   (1) Filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-05665), declared effective on August 22, 1996

   (2) Filed with the Registrant's Current Report on Form 8-K filed on November 29, 1999

   (3) Filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999

ITEM 17. UNDERTAKINGS

Rule 415 Offering

         The Registrant undertakes:

             (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (i) to include any prospectus required by Section 10(a)(3)
              of the Securities Act of 1933, as amended (the "Securities Act");



                                    - II-2 -

                    (ii) to reflect in the prospectus any facts or events
              arising after the effective date of this Registration Statement (or the most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                    (iii) to include any material information with respect to
              the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         provided, however, that undertakings (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those undertakings is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
         Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement;

              (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

              (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

Filings Incorporating Subsequent Exchange Act Documents by Reference

         The Registrant undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act which is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Request for Acceleration of Effective Date

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant as described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                    - II-3 -

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lake Forest, State of Illinois, on September 12, 2001.


                                        STERICYCLE, INC.


                                        By /s/ MARK C. MILLER
                                          --------------------------------------
                                          Mark C. Miller
                                          President and Chief Executive Officer



                                POWER OF ATTORNEY

         Each person whose signature appears below who is then an officer or director of the Registrant authorizes Mark C. Miller, Richard T. Kogler and Frank J.M. ten Brink, or any one of them, with full power of substitution and resubstitution, to sign in his name and to file any amendments (including post-effective amendments) to this Registration Statement and all related documents necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, in connection with the registration of the securities which are the subject of this Registration Statement, which amendments may make such changes in this Registration Statement (as it may be so amended) as Mark C. Miller, Richard T. Kogler and Frank J.M. ten Brink, or any one of them, may deem appropriate, and to do and perform all other related acts and things necessary to be done.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                        NAME                                         TITLE                           DATE
                        ----                                         -----                           ----
                     *                               Chairman of the Board of Directors        September 12, 2001
------------------------------------------------
              Jack W. Schuler


                                                     President, Chief Executive Officer
          /s/ MARK C. MILLER                         and a Director (Principal
------------------------------------------------     Executive Officer                         September 12, 2001
              Mark C. Miller


                     *                               Chief Financial Officer (Principal
------------------------------------------------     Finance and Accounting Officer)           September 12, 2001
              Frank J.M. Ten Brink







                                    - II-4 -

                     *                               Director                                  September 12, 2001
------------------------------------------------
              John P. Connaughton


                     *                               Director                                  September 12, 2001
------------------------------------------------
              Rod F. Dammeyer


                     *                               Director                                  September 12, 2001
-----------------------------------------------
              Patrick F. Graham


                     *                               Director                                  September 12, 2001
-----------------------------------------------
              John Patience


                     *                               Director                                  September 12, 2001
------------------------------------------------
              Thomas R. Reusche


                     *                               Director                                  September 12, 2001
------------------------------------------------
              Peter Vardy


                     *                               Director                                  September 12, 2001
------------------------------------------------
              L. John Wilkerson, Ph.D.


*By:             /s/ MARK C. MILLER
     -------------------------------------------
                   Mark C. Miller
                  Attorney-in-Fact




                                    - II-5 -